UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022 (Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

As previously disclosed, on January 30, 2022, G Medical Innovations Holdings Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Prior SPA”) with an institutional investor.

As a result of the Prior SPA, on February 1, 2022, Lind Global Fund II LP (“Lind Global”) exercised its right of participation, and the Company entered into a definitive securities purchase agreement with Lind Global (the “Lind SPA”) for the issuance, in a private placement, of an aggregate of 20,000 ordinary shares par value $0.09 per share (each, an “Ordinary Share”) and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 20,000 Ordinary Shares, at a purchase price of $5.00 per Ordinary Share and associated warrant (the “Offering”).

The terms of the Lind SPA are substantially similar to the terms of the Prior SPA, and the terms of the Ordinary Warrants issued pursuant to the Lind SPA are substantially similar to the terms of the warrants issued pursuant to the Prior SPA.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Securities. In addition, the registration rights agreement that the Company had previously entered into pursuant to the Prior SPA was amended and restated in order to include the Securities issued and issuable to Lind Global.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.
99.1	Securities Purchase Agreement.
99.2	Form of Ordinary Share Purchase Warrant.
99.3	Amended and Restated Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: February 3, 2022	By:	/s/ Yacov Geva
Name: Yacov Geva
Title: Chief Executive Officer